Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

REX ENERGY CORPORATION

Rex Energy Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

ONE: The first sentence of Paragraph A of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“The Corporation shall be authorized to issue 100,100,000 shares of capital stock, of which (i) 100,000,000 shares shall be common stock, par value $.001 per share (the “Common Stock”), and (ii) 100,000 shares shall be preferred stock, par value $.001 per share (the “Preferred Stock”).”

TWO: A new Paragraph E of Article IV of the Certificate of Incorporation of the Corporation is hereby added to read in its entirety as follows:

“E. Reverse Stock Split. Effective as of the effectiveness of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each share of Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into that fraction of a share of Common Stock as has been determined by the Board of Directors in its sole discretion within the range of 1-for-5 and 1-for-10 shares and publicly announced by the Corporation at least 5 days prior to effectiveness of this Certificate of Amendment; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead cause the number of shares to be received by each holder otherwise entitled to receive a fractional share to be rounded up to the nearest whole share. Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate immediately prior to the Effective Time shall have been reclassified as a result of this combination and conversion.”

THREE: With respect to new Paragraph E of Article IV, the Board of Directors subsequently approved a ratio of 1-for-10, which was publicly announced on May 5, 2017.

FOUR: That said amendments to the Certificate of Incorporation of the Corporation were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIVE: That said amendments to the Certificate of Incorporation of the Corporation shall become effective as of 7:00 p.m., Eastern Time, on the date this Certificate of Amendment to the Certificate of Incorporation of the Corporation is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 12th day of May, 2017.

REX ENERGY CORPORATION

By:	/s/ Jennifer L. McDonough

Name:	Jennifer L. McDonough

Title:	Senior Vice President, General Counsel and Secretary